November 12, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant

Re:	DemandTec, Inc.
Form 10-K for the Fiscal Year Ended February 28, 2010
Filed April 23, 2010
File No. 001-33634
Ladies and Gentlemen:
     We are responding to the comments contained in the letter dated November 2, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) related to the above referenced filing. For your convenience, we have repeated each comment contained in the Comment Letter below in italic type before our response.
Notes to Consolidated Financial Statements
Note 1. Business Summary and Significant Accounting Policies
Marketable Securities, page 67
1.	We note you do not appear to discuss your investment policy here or in MD&A. Please tell us whether the Company has a formal investment policy and if so, please consider providing expanded disclosures in future filings, either here or in MD&A, to provide readers with an understanding of your policy considering the significance of your investments.
     The Company maintains formal investment guidelines that are reviewed and approved at least annually by the Audit Committee of our Board of Directors. Beginning with our quarterly report on Form 10-Q for the three months ending November 30, 2010 and going forward, we propose to revise and expand our discussion under “Marketable Securities” and summarize our investment guidelines, as follows:
     Marketable Securities:
     Our primary objectives when investing excess cash, in order of priority, are for capital preservation, short-term liquidity, and achieving a reasonable rate of return. A significant portion of our marketable securities mature within one year and we limit the amount of credit exposure to any one issuer. We invest excess cash primarily in the securities of high credit quality issuers, such as highly liquid debt instruments of the U.S. government and its agencies, municipalities in the U.S., corporate bonds, and money market instruments.
     We classify our investments as held-to-maturity at the time of purchase and reevaluate the classification at each balance sheet date. We further classify them as current or non-current based on the maturity dates of the individual debt securities at each reporting date.
     We monitor our investments in marketable securities for impairment on a periodic basis. In the event that the carrying value of an investment exceeds its fair value and the decline in value is determined to be other-than-temporary, we record an impairment charge and establish a new cost basis for the investment. We did not record any impairment adjustments in the current and prior year period(s). In order to determine whether or not a decline in value is other-than-temporary, we evaluate, among other things, the duration and extent to which the fair value has been less than the carrying value, current market conditions, and our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair market value.

Note 4. Balance Sheet Components, page 75
2.	We have reviewed your response to prior comment 4 and note that as of August 31, 2010, your marketable securities account for nearly half of your total assets. In view of the significance of your marketable securities to your assets, please tell us how you considered disclosing how you determine the fair values of these securities under critical accounting policies & estimates. In this regard, it appears that such disclosure would be meaningful to a reader’s understanding of your impairment evaluation policy. Please refer to SEC Release 33-8350
      We do not disclose how we determine the fair values of our marketable securities under critical accounting policies and estimates within Management’s Discussion and Analysis of Financial Condition and Results of Operations because there is no management discretion involved in such determination and our investments in marketable securities are recorded on the balance sheet at amortized cost. However, beginning with our quarterly report on Form 10-Q for the three months ending November 30, 2010 and going forward, we propose to expand our disclosure in the Balance Sheet Components note to our financial statements to explain what our determination of the fair values of our marketable securities for the purposes of our periodic impairment evaluation is based on, as follows:
     We classify all investments as held-to-maturity and, accordingly, record them on our balance sheet at amortized cost. We monitor our investments for impairment on a periodic basis and record an impairment charge if the carrying value of an investment exceeds its fair value and the decline in value is determined to be other-than-temporary. For the purposes of this impairment evaluation, we determine fair value based on the quoted market rate for the instrument or similar instruments. We have the ability and intent to hold our marketable securities to maturity and do not believe any of the marketable securities are impaired based on our evaluation of available evidence at current balance sheet date and through the time of filing of this quarterly report on Form 10-Q. We expect to receive all principal and interest on all of our investment securities.
* * * * *
     We would appreciate the Staff’s confirmation by telephone that we have provided an adequate response to the Staff’s comments. If you should have any comments or requests for information, please direct them to me. You can reach me at 1 Franklin Parkway, Building 910, San Mateo, California 94403, or you can contact me by phone at (650) 645-7350 or by fax at (650) 645-7383.

Very truly yours, DemandTec, Inc.
/s/ Mark A. Culhane
Mark A. Culhane
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

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